Exhibit 99.1

NICE Takes Top Spot Again in Workforce Management
Market according to DMG Consulting Report

Customers Give NICE a Perfect Score on Overall Vendor Satisfaction

RA’ANANA, ISRAEL, July 3, 2012, NICE (NASDAQ: NICE) today announced that it has once again been recognized as the global market leader in the contact center workforce management (WFM) market by DMG Consulting LLC, with a market share of 23.7 percent, based on the number of seats. The DMG report, which was issued in May, shows that NICE’s WFM market share is up from last year’s 22.5 percent, placing NICE in first place for the fifth consecutive year.

“2011 was an outstanding year for the contact center workforce management market,” said Donna Fluss, President of DMG Consulting. “End-user interest in WFM solutions is at an all-time high, coming from both first-time adopters who are finally looking to automate their labor-intensive manual processes, as well as long-time WFM users who are adding seats or replacing an existing solution that has been outgrown.”

According to DMG’s 2012 Contact Center Workforce Management Market Report, NICE was ranked as the top vendor for customer satisfaction, which was evaluated on the basis of nine categories, including product, implementation, service and maintenance, training, professional services, innovation, communication, pricing, and overall vendor satisfaction. NICE was the only vendor to receive a perfect rating of “completely satisfied” in any category. NICE received this perfect score for implementation, training, professional services, innovation, communication, and overall satisfaction.

NICE has tailored various WFM solutions as part of its commitment to help its customers achieve measurable ROIs. NICE solutions are helping its customers increase agent productivity, enhance agent performance through training, strengthen customer loyalty, and bolster inbound sales revenue.

“We are very pleased to once again be recognized as the leader in the workforce management market and to have widened the gap from the second-place vendor,” said Benny Einhorn, Chief Marketing Officer at NICE. “In addition to having the largest share of the market, we also achieved top vendor status in customer satisfaction. The findings in this report are a reflection of the quality of our products and our commitment to the success of our customers.”

Highlights of the Contact Center Workforce Management Market Report can be found at http://www.nice.com/sites/default/files/nice_2012_wfm_report_reprint_final_june_2012.pdf

About NICE
NICE (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.